

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3010</u>

April 17, 2009

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Growth Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

      Re: **CNL Macquarie Global Growth Trust, Inc.**
            Amendment No. 1 to Form S-11
            File No. 333-156479
            Filed March 17, 2009

Dear Mr. Bourne:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Our Initial Capitalization, page 3</u>

1.   We note your response to comment 5 of our letter dated February 5, 2009 and the revised disclosure of the conversion rate that applies when the preferred partnership units are converted into debt. Please revise to disclose the dollar amount that will be paid for each preferred partnership unit. Also, please revise to provide the conversion rate that applies when the units are converted into limited partnership interests in your operating partnership.

Our Conflicts of Interest, page 7

2.   We note your response to comment 10 and the disclosure of the number of other programs that have similar investment objectives to you. The prior comment also sought disclosure of the number of real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Please revise to provide the noted disclosure so that the conflict involving the amount time devoted to your operations is placed into context.

Our Exit Strategy, page 16

3.   We note your response to comment 14 that you cannot predict what the board will consider as part of its "consideration" that is required prior to seventh anniversary of the effective date of this offering. Please revise to clarify here, and where appropriate, that you do not have specific criteria established for the consideration. Also, clarify if you will explain your consideration to shareholders in the event the board will not pursue a liquidity event.

Risk Factors, page 26

4.   We note your response to comment 17 that you have removed the qualifying language. We also note that you have replaced it with a qualifying statement about additional unknown risks. Please revise to remove the noted qualification.

Prior Performance Summary, page 89

5.   Please revise to update the prior performance summary and the prior performance tables to include information as of December 31, 2008.

Prior Investment Programs of CNL, page 89

6.   We note your response to comment 31. Please revise to discuss the status of the third public offering for CNL Lifestyle Properties.

Prior Investment Programs – Macquarie Capital Funds, page 93

7.   It is not clear why you have deleted Korea Exchange from the first paragraph in this subsection considering you disclose on page 95 that Macquarie Central Office CR REIT files reports with the noted exchange. Please clarify.

Compensation to our Advisor and its Affiliates and Related Parties, page 116

8.   Please revise to clarify if the amounts used to determine your asset management fee will take into account any investment impairments made as discussed in your MD&A section.

Prior Performance Tables – CNL

Table III – CNL Retirement Properties, Inc. page A-12

9.   You reported a $43 million cash deficiency instead of cash generated after cash
        distributions and special items for 2005. Please reconcile.

Table IV – CNL Retirement Properties, Inc. page A-20

10.   Please explain the inconsistency between the Dollar Amount Raised reported in
        this table versus the amount reported in Table II on page A-5.

Table V – CNL Retirement Properties, Inc. page A-23

11.   We note that you reported $2.4 million in purchase money mortgage taken back
        by program. Please confirm that the amounts shown are the face amounts and do
        not represent discounted current value and describe the terms including interest
        rate, any balloon payment and other special provisions as required by Instruction
        2 to Table V. Revise your disclosure accordingly for CNL and Macquarie Capital
        Funds

Prior Performance Tables – Macquarie Capital Funds, page B-1

Table I, page B-4

12.   From footnote 4, it appears that the DRP proceeds are used for capital
        expenditures instead of funding acquisitions. If so, please revise to clarify the
        percentage raised through non-DRP offerings that were applied toward
        acquisition costs. Also, we note that footnote 5 ties acquisition costs to associated
        capital raising. Please revise to clarify how DRP proceeds are considered in this
        footnote.

Table IV, page B-14

13.   Please revise to clarify the amount included in the dollar amount raised that is
        attributable to the program's DRP.

* * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jamie John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter E. Reinert, Esq.
        via facsimile (407) 843-4444